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                                                                       EXHIBIT 1

                         [LOGO OF CHEMFAB CORPORATION]

August 2, 2000

Dear Chemfab Stockholders:

   We are pleased to inform you that today, a subsidiary of Norton Company initiated a tender offer, subject to certain conditions, to purchase your Chemfab common stock at a price of $18.25 per share, net to the seller, in cash. The tender offer has been launched pursuant to the Agreement and Plan of Merger, dated as of July 25, 2000, that we entered into with Norton Company, an indirect wholly-owned subsidiary of Compagnie de Saint-Gobain, a French corporation, and PPLC Acquisition Corp., a wholly-owned indirect subsidiary of Norton. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on August 29, 2000.

   On July 25, 2000, your Board of Directors unanimously approved this tender offer and the merger described below, and recommends that you immediately tender your Chemfab stock to Norton and PPLC Acquisition Corp. in accordance with the tender offer. Your Board believes that the tender offer is fair to you and it recommends that you accept the offer. In a separate agreement, the entire Board of Directors and certain executive officers of Chemfab have agreed to tender their shares into the offer and otherwise to support the acquisition of Chemfab by Norton and PPLC Acquisition Corp.

   Norton and PPLC Acquisition Corp. have agreed that following a successful tender offer, and subject to certain conditions, the acquisition of Chemfab will be completed through a merger of PPLC Acquisition Corp. and Chemfab, with Chemfab as the surviving corporation of this merger and an indirect wholly-owned subsidiary of Norton. At the effective time of this merger, Norton will pay $18.25 per share (or any higher price paid in the tender offer) for all Chemfab stock which is not tendered in the tender offer. A stockholder who does not tender his or her shares to Norton and PPLC Acquisition Corp. in the offer will have the right to request that the value of his or her shares be determined by a court having jurisdiction over the merger and to receive the value of his or her shares as determined by such court.

   Norton's and PPLC Acquisition Corp.'s Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering shares, are enclosed with this letter. These documents set forth in detail the terms and conditions of the tender offer and the merger and provide instructions on how to tender your shares. Please read all of these enclosed materials carefully.

   Also enclosed is a copy of Chemfab's Schedule 14D-9 Recommendation Statement, filed with the Securities and Exchange Commission, which Chemfab has prepared in order, among other things, to more fully explain to you the reasons your Board recommends that you tender your Chemfab shares in the tender offer. Included as Exhibit 2 to this Recommendation Statement is a copy of the written opinion dated July 25, 2000 of Tanner & Co., Inc., our financial advisor, to the effect that the tender offer is fair to you from a financial point of view.

   The Board recommends that you tender all of your Chemfab stock as promptly as possible. In order to do so, you should take the following steps:

  1. Complete, date and sign the enclosed letter of transmittal, and

  2. Arrange to send your completed letter of transmittal and the certificates representing your Chemfab stock (or, tender common shares pursuant to the procedures for book-entry transfer outlined in the
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     letter of transmittal) and all other required documents to ChaseMellon
     Shareholder Services, L.L.C. at the appropriate address given in the letter of transmittal.

   In the alternative, you may ask your broker, dealer, commercial bank, trust company or nominee to effect the transfer for you.

   If you have any questions about how to tender your shares or about the status of the tender offer, please feel free to make a telephone call to Georgeson Shareholder Communications Inc. toll free at (800) 223-2064.

   On behalf of your Board of Directors, I thank you for your continued support.

                                        On behalf of the Board of Directors,


                                        [SIGNATURE OF JOHN W. VERBICKY]


                                        John W. Verbicky
                                        President and Chief Executive Officer

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